EXHIBIT 99.5

NextSource Materials Files Amended and Restated Unaudited Condensed Interim Financial Statements and MD&A

NEWS RELEASE – TORONTO, June 5, 2023

NextSource Materials Inc. (TSX:NEXT) (OTCQB:NSRCF) (“NextSource” or the “Company”) announces that it has filed amended and restated unaudited condensed interim financial statements and management’s discussion and analysis (“MD&A”) for the nine and three months ended March 31, 2023, and 2022 (the “Amended and Restated Financials”), which amends and restates the previously filed unaudited condensed interim financial statements and MD&A for the nine and three months ended March 31, 2023, and 2022.

The Amended and Restated Financials and MD&A were filed due to an error in the estimation of the present value of the Right of Use Asset for the Mauritius BAF property lease, whereby the ending balances for property, plant and development, and current and long-term lease obligations as at March 31, 2023, and the amortization and lease finance costs for the three and nine months ended March 31, 2023 were overstated. A security deposit was also reclassified from prepaid expenses to long-term deposits to reflect updated expectations.

The MD&A was also modified to include enhanced disclosures regarding the BAF development projects and the use of non-IFRS terms.

About NextSource Materials Inc.

NextSource Materials Inc. is a battery materials development company based in Toronto, Canada that is intent on becoming a vertically integrated global supplier of battery materials through the mining and value-added processing of graphite and other minerals.

The Company’s Molo graphite project in Madagascar is one of the largest known and highest-quality projects globally, and the only one with SuperFlake® graphite. Phase 1 of the Molo mine is in the commissioning phase.

NextSource Materials is listed on the Toronto Stock Exchange (TSX) under the symbol “NEXT” and on the OTCQB under the symbol “NSRCF”.

For further information about NextSource visit our website at www.nextsourcematerials.com or contact us a +1.416.364.4911 or email Brent Nykoliation, Executive Vice President at brent@nextsourcematerials.com or Craig Scherba, President & CEO at craig@nextsourcematerials.com.

Safe Harbour: This press release contains statements that may constitute “forward-looking information” or “forward-looking statements” within the meaning of applicable Canadian and United States securities legislation. Readers are cautioned not to place undue reliance on forward-looking information or statements. Forward looking statements and information are frequently characterized by words such as “plan”, “expect”, “project”, “intend”, “believe”, “anticipate”, “estimate”, “potential”, “possible” and other similar words, or statements that certain events or conditions “may”, “will”, “could”, “expected” or “should” occur. Forward-looking statements include any statements regarding, among others, as the Company’s intent on becoming a vertically integrated global supplier of battery materials through the mining and value-added processing of graphite and other minerals. These statements are based on current expectations, estimates and assumptions that involve a number of risks, which could cause actual results to vary and, in some instances, to differ materially from those anticipated by the Company and described in the forward-looking statements contained in this press release. No assurance can be given that any of the events anticipated by the forward-looking statements will transpire or occur or, if any of them do so, what benefits the Company will derive there from. The forward-looking statements contained in this news release are made as at the date of this news release and the Company does not undertake any obligation to update publicly or to revise any of the forward-looking statements, whether because of new information, future events or otherwise, except as may be required by applicable securities laws. Although the forward-looking statements contained in this news release are based on what management believes are reasonable assumptions, the Company cannot assure investors that actual results will be consistent with them. These forward-looking statements are made as of the date of this news release and are expressly qualified in their entirety by this cautionary statement. Subject to applicable securities laws, the Company does not assume any obligation to update or revise the forward-looking statements contained herein to reflect events or circumstances occurring after the date of this news release.